Exhibit 99.1

September 22, 2025

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting of Shareholders (the “Annual Meeting”) of Steakholder Foods Ltd. (“we” or the “Company”), to be held on Monday, October 27, 2025 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot, Israel 7632805.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our Board of Directors (“Board”) recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Annual Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual General Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

Yaron Kaiser
Chairman of the Board

Steakholder Foods Ltd.
5 David Fikes St., Rehovot 7632805 Israel | PO Box 4061, Ness Ziona 7414001 Israel
+972 73 332 2853	info@steakholderfoods.com	www.steakholderfoods.com

Steakholder Foods Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 27, 2025

Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual Meeting”) of Steakholder Foods Ltd. (“we” or the “Company”) will be held on Monday, October 27, 2025 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot Israel 7632805. As always, we encourage you to vote your shares prior to the Annual Meeting.

The agenda of the Annual Meeting will be as follows:

1.	To approve an increase to our authorized capital;

2.	Subject to the approval of the increase to our authorized capital, to approve the allocation of equity in connection with the acquisition of Twine Solutions Ltd.;

3.	Subject to the approval of the allocation of equity in connection with the acquisition of Twine Solutions Ltd., to reconstitute the Company’s Board of Directors, such that: (i) David Gerbi will be reclassified as a Class II director of the Company and Sari Singer will be reclassified as a Class III director; (ii) Snir Wiessman will be elected as a Class I director of the Company; and (iii) Limor Ganot will be elected as a Class II director of the Company;

4.	To reelect Mr. Yaron Kaiser as a Class III director of the Company;

5.	Subject to the approval of the increase to our authorized capital, to approve the grant of RSUs to the Chairman of the Board;

6.	Subject to the approval of the increase to our authorized capital, to approve the grant of RSUs to Directors and Director-Candidates;

7.	Subject to the approval of the increase to our authorized capital, to approve the grant of RSUs to the Chief Executive Officer; and

8.	To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors.

In addition to considering and voting on the foregoing proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2024.

We know of no other matters to be submitted at the Annual Meeting other than as specified herein. If any other business is properly brought before the Annual Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

The approval of each of the items above (except Proposal 7) requires the affirmative vote of a majority of the shares (including those represented by ADSs) present, in person, by proxy or by electronic voting, and voting thereon (disregarding abstentions).

In addition, the approval of Proposal 7 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the shares (including those represented by ADSs) that are voted at the Annual Meeting in favor of Proposal 7, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest for approval of Proposal 7 (each, an “Interested Shareholder”); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if they hold or control, by themselves or together with others, one half or more of any “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e., spouse, brother or sister, parent, grandparent, child as well as such shareholder’s spouse’s child, brother, sister or parent, or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or Internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you believe you are an Interested Shareholder (in which case your vote would only count for or against the ordinary majority, and not for or against the special tally under Proposal 7), please contact the Corporate Secretary (email: corpsec@steakholderfoods.com) to provide details.

We do not believe we have a controlling shareholder as of the record date of the Annual Meeting, and therefore, we believe that none of our shareholders should have a personal interest in Proposal 7 and be deemed an Interested Shareholder.

Shareholders and holders of our ADSs of record at the close of business on the record date, Thursday, September 18, 2025, are entitled to notice of and to vote at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. Accordingly, if you hold shares (whether registered in your name or in “street name”) you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual Meeting, to revoke the proxy or to vote your ordinary shares in person. If you hold ordinary shares and you wish to attend the Annual Meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Annual Meeting. If you hold ADSs (whether registered in your name or in “street name”) you will receive voting instruction cards from Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct your bank, broker or other nominee on how to vote, and you are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction card.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the joint holder who is named first in the Company’s Shareholder Register, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

We will furnish copies of the proxy statement, the proxy card, the voting instruction card and other documents to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, which may be obtained without charge from the SEC’s website at www.sec.gov, from our website at www.steakholderfoods.com, or by directing the request to our Corporate Secretary. If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC.

Yaron Kaiser
Chairman of the Board

Date: September 22, 2025

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (collectively, the “Shares”) of Steakholder Foods Ltd. at the close of business on Thursday, September 18, 2025, in connection with the solicitation by our Board of Directors of proxies for use at an Annual General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

The Annual General Meeting of the Shareholders will be held on Monday, October 27, 2025 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot Israel 7632805. As always, we encourage you to vote your shares prior to the Annual Meeting.

INTRODUCTION

We are an international deep-tech food company that initiated activities in 2019 and are listed on the Nasdaq Capital Market under the ticker “STKH”. We are focusing on alternative protein machinery production, initially for three-dimensional printing of meat and seafood analogs, followed by hybrid meats that combine cultivated and plant-based elements. We believe that our alternative protein and cultivated meat technologies hold significant potential to reduce the environmental impact of food production (including reducing carbon footprint and promoting biodiversity), improve the supply chain, and offer consumers a range of new product offerings.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

●	“ADSs” means our American Depositary Shares, each representing 4,000 ordinary shares;

●	“Annual Meeting” means the Annual Meeting of our shareholders for 2025;

●	“Articles of Association” refers to our amended and restated articles of association, adopted on June 10, 2024;

●	“Companies Law” means the Israeli Companies Law, 5759-1999;

●	the “Company,” “we,” “us,” or “our” are references to Steakholder Foods Ltd. and its subsidiaries;

●	“$” means United States dollars;

●	“Nasdaq” means the Nasdaq Stock Market LLC;

●	“ordinary shares” means our ordinary shares, no par value; and

●	“SEC” means the United States Securities and Exchange Commission.

PURPOSE OF THE ANNUAL MEETING

It is proposed that the following resolutions be adopted at the Annual Meeting:

1.	To approve an increase to our authorized capital;

2.	Subject to the approval of the increase to our authorized capital, to approve the allocation of equity in connection with the acquisition of Twine Solutions Ltd.;

3.	Subject to the approval of the allocation of equity in connection with the acquisition of Twine Solutions Ltd., to reconstitute the Company’s Board of Directors, such that: (i) David Gerbi will be reclassified as a Class II director of the Company and Sari Singer will be reclassified as a Class III director of the Company and; (ii) Snir Wiessman will be elected as a Class I director of the Company; and (iii) Limor Ganot will be elected as a Class II director of the Company;

4.	To reelect Mr. Yaron Kaiser as a Class III director of the Company;

5.	Subject to the approval of the increase to our authorized capital, to approve the grant of RSUs to the Chairman of the Board;

6.	Subject to the approval of the increase to our authorized capital, to approve the grant of RSUs to Directors and Director-Candidates;

7.	Subject to the approval of the increase to our authorized capital, to approve the grant of RSUs to the Chief Executive Officer; and

8.	To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

VOTE REQUIRED FOR APPROVAL OF EACH PROPOSAL

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals set forth in this Proxy Statement.

In addition, the approval of Proposal 7 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the shares (including those represented by ADSs) that are voted at the Annual Meeting in favor of Proposal 7, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest for approval of Proposal 7 (each, an “Interested Shareholder”); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if they hold or control, by themselves or together with others, one half or more of any “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e., spouse, brother or sister, parent, grandparent, child as well as such shareholder’s spouse’s child, brother, sister or parent, or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or Internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you believe you are an Interested Shareholder (in which case your vote would only count for or against the ordinary majority, and not for or against the special tally under Proposal 7), please contact the Corporate Secretary (email: corpsec@steakholderfoods.com) to provide details.

We do not believe we have a controlling shareholder as of the record date of the Annual Meeting, and therefore, we believe that none of our shareholders should have a personal interest in Proposal 7 and be deemed an Interested Shareholder.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. However, if a shareholder attends the Annual Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Annual Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Annual Meeting, as described above. If a shareholder makes a specification on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and the Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and our Articles of Association) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares.

The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares or ADSs.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Companies Law and our Articles of Association.  Under the Companies Law, any shareholder who holds at least one percent (1%) of the Company’s outstanding voting rights is entitled to request that the Board include a proposal to be voted on by the Company’s shareholders, provided that such proposal is appropriate for consideration by shareholders at the Annual Meeting. Notwithstanding the aforementioned, under the Israeli Companies Regulations (Relief for Companies with Securities Listed for Trading on a Foreign Stock Exchange), only shareholders holding at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include at the Annual Meeting a proposal related to election or removal of a director from the Board. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our Company Secretary (Email: corpsec@steakholderfoods.com).  For a shareholder proposal to be considered for inclusion in the Annual Meeting, our Corporate Secretary must receive the written proposal no later than September 29, 2025.

If applicable, a revised agenda will be published by way of issuing a press release or furnishing a Form 6-K with the SEC.

The wording of the resolutions to be voted at the Annual Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with the Company Secretary (Tel: +972-73-541-2206).

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on September 18, 2025 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of September 18, 2025, we had 2,452,920,659 issued and outstanding ordinary shares, represented by or representable by 613,231 ADSs.

The quorum required at the Annual Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 25% of our voting rights. If the Annual Meeting is adjourned for lack of a quorum, it will be adjourned to Tuesday, October 28, 2025, at 4:00 p.m. Israel time, or to a different date, as shall be determined by our Board of Directors in a notice to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any one shareholder, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To our knowledge, we have no shareholders who own beneficially more than 5% of our ordinary shares as of the date hereof.

The following table lists, as of the date hereof, the number of our ADSs beneficially owned by each of our directors and executive officers and our directors and executive officers as a group:

	ADSs Beneficially Owned
Name of Beneficial Owner	Number	Percentage(1)
Directors and executive officers
Arik Kaufman(2)	4,460	*
Oren Attiya(3)	63	*
Itamar Atzmony(4)	934	*
Yaron Kaiser(5)	4,462	*
David Gerbi(6)	269	*
Eli Arad(7)	256	*
Sari Singer(8)	258	*
All directors and executive officers as a group (7 persons)	10,702	1.7%

*	Represents beneficial ownership of less than one percent (1%).

(1)	Based on 2,452,920,659 ordinary shares, represented or representable by 613,231 ADSs, outstanding as of September 18, 2025.

(2)	Consists of 946 ADSs, restricted share units vesting into 40 ADSs vesting within 60 days from the date hereof, options to purchase 42 ADSs exercisable within 60 days from the date hereof, with an exercise price of $2,076, expiring on March 16, 2026, and 3,432 ADSs which have vested or are expected to vest within 60 days of the date hereof from employee restricted share units for which Messrs. Kaufman and Kaiser hold a power of attorney with regard to their voting rights only.

(3)	Consists of restricted share units vesting into 63 ADSs vesting within 60 days of the date hereof.

(4)	Consists of 891 ADSs, restricted share units vesting into 21 ADSs and options to purchase 22 ADSs exercisable within 60 days of the date hereof, with an exercise price of $1,596, expiring on July 23, 2026.

(5)	Consists of 973 ADSs based on information provided to us by Mr. Kaiser, restricted share units vesting into 28 ADSs vesting within 60 days from the date hereof, options to purchase 29 ADSs exercisable within 60 days of the date hereof with an exercise price of $2,076, expiring on March 16, 2026, and 3,432 ADSs which have vested or are expected to vest within 60 days of the date hereof from employee restricted share units for which Messrs. Kaufman and Kaiser hold a power of attorney with regard to their voting rights only.

(6)	Consists of 242 ADSs and restricted share units vesting into 27 ADSs vesting within 60 days of the date hereof.

(7)	Consists of 229 ADSs and restricted share units vesting into 27 ADSs vesting within 60 days of the date hereof.

(8)	Consists of 231 ADSs and restricted share units vesting into 27 ADSs vesting within 60 days of the date hereof.

EXECUTIVE MANAGEMENT

Pursuant to our Articles of Association, our board of directors, which is currently comprised of four (4) members, is classified into three classes of similar size (the “Staggered Board”). The members of each class are elected in different years, so that only approximately one-third of the board is elected in any single year. As indicated below, we currently have two directors in Class I (with a term of office expiring at our annual general meeting of shareholders to be held in 2026), one director in Class II (with a term of office expiring at our annual general meeting of shareholders to be held in 2027), and one director in Class III (with a term of office expiring at the Annual Meeting). Item 3 of the Annual Meeting agenda contemplates a reconstitution of the Board.

Directors

The following table and text set forth the name, age, current class and positions of each director currently serving on our board of directors, prior to the approval of any items on the Annual Meeting agenda:

Name	Age	Director Class	Position	Term Expiration
Eli Arad	52	Class I	Director	2026 Annual Meeting
David Gerbi	46	Class I	Director	2026 Annual Meeting
Sari Singer	45	Class II	Director	2027 Annual Meeting
Yaron Kaiser	47	Class III	Chairman of the Board of Directors	2025 Annual Meeting

Biographies

Biographies of current Class I and II Directors Whose Current Terms Extend Beyond the Annual Meeting

Eli Arad, Director

Eli Arad has served as a director since February 2018. Mr. Arad has been chief executive officer of the real-estate and life science investment company Merchavia Holdings and Investments Ltd (TASE:MRHL) since 2011. Mr. Arad served as a director of Cleveland Diagnostics, Inc., a clinical-stage biotechnology company developing technology to improve cancer diagnostics between 2016 and 2023, and has served as a director of E.N. Shoham Business Ltd. (TASE:SHOM) since 2019, as well as of a number of privately-held companies (Veoli Ltd., Train Pain Ltd., EFA Ltd., Nervio Ltd. and Cardiosert Ltd.). He has had leadership roles in many biomedical startup companies, and has extensive experience in all areas of financial management. Mr. Arad is a certified practicing accountant who holds a diploma in Accounting from Ramat Gan College and an Executive B.A. (Hons.) in Business Administration from the Ruppin Academic Center.

David Gerbi, Director

David Gerbi has served as a director since August 2019. Mr. Gerbi is managing partner of accounting firm Gerbi & Co., and serves as Chief Financial Officer of Golden Energy Power Ltd. (TASE: GLDE-IL) since November 2024, Nur Ink Innovations Ltd. (TASE:NURI) since June 2021 and Bee-io Honey Ltd. (TASE:BHNY) since November 2021. He previously served as Chief Financial Officer of Israir Group Ltd. (TASE:ISRG) between 2017 and 2023, and of Erech Finance Cahalacha Ltd. (TASE:EFNC) between 2019 and 2023. Mr. Gerbi holds a B.A. in Business Administration and Accounting from the Israeli College of Management Academic Studies and an M.B.A. in Finance from Tel Aviv University.

Sari Singer, Director

Sari Singer has served as a director since March 2021. Ms. Singer has served as General Counsel and Executive Vice President at NewMed Energy LP (formerly Delek Drilling LP), the oil and gas arm of the Delek Group in Israel, and a partner in the Leviathan offshore gas field, as well as other petroleum assets offshore Israel and Cyprus, since 2012, where she has led significant strategic processes, including restructurings and complex financing rounds totaling some $7 billion in various transactions in the international and domestic markets. Ms. Singer holds an LL.B. (cum laude) from Tel Aviv University and has been a member of the Israel Bar since 2007.

Executive Officers

The following table provides information regarding our executive officers as of the date of this Proxy Statement:

Name	Age	Position
Arik Kaufman	45	Chief Executive Officer
Oren Attiya	44	Vice President of Finance
Itamar Atzmony	38	Chief Engineering Officer

Arik Kaufman, Chief Executive Officer

Arik Kaufman has served as our Chief Executive Officer since January 2022. He has founded various Nasdaq- and TASE-traded foodtech companies, and is a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which partnered with Steakholder Foods to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. He holds a B.A. degree in Law from Reichman University (formerly the Interdisciplinary Center Hertzliya).

Oren Attiya, Vice President of Finance

Oren Attiya has served as our Vice President of Finance since November 2024. He has served as CEO of CO-Finance since he founded it in 2014, where he provides CFO, controlling and accounting, bookkeeping, and payroll services. He has vast experience in financial management, budgeting and controlling, cash flow management, financial infrastructure development, accounting reporting, and taxation. Between 2008 and 2014, he served as Audit Manager at PwC Israel, where he provided services to public, private, and international companies, and as CFO for Israeli branches of global companies and for high tech startups. He holds a B.A. in Accounting and Economics from Ruppin Academic Center, and is a member of the Institute of Certified Public Accountants in Israel.

Itamar Atzmony, Chief Engineering Officer

Itamar Atzmony has served as our Chief Engineering Officer since September 2023, having previously served as our Vice President of Engineering since April 2022 and Team Leader since May 2021, after joining us as a mechanical engineer in May 2020. A highly accomplished Chief Engineering Officer with a strong background in 3D printing, robotics, and automation, Itamar previously served as a mechanical engineer at Highcon Systems Ltd. from February 2019 to February 2020, at Polygon T.R. Ltd. from December 2017 to February 2019, and at Nano Dimension Ltd. from June 2016 to November 2017, in which positions he made significant contributions to his field. He holds a B.Sc. degree in Mechanical Engineering from Afeka College of Engineering.

Compensation of Executive Officers

For information concerning the compensation earned during 2024 by our five most highly-compensated executive officers and directors, including base salary, bonuses and equity-based compensation, please see “Item 6.B. Directors, Senior Management and Employees—Compensation—Individual Compensation of Office Holders” of our Annual Report on Form 20-F, filed on March 31, 2025.

ITEM 1

INCREASE OF AUTHORIZED CAPITAL

Background

The Company’s authorized share capital is currently 5,000,000,000 ordinary shares, with no par value each, equivalent to 1,250,000 ADSs. As of September 18, 2025, there were 2,452,920,659 issued ordinary shares and a total of 1,885,445,430 additional ordinary shares underlying options, warrants and RSUs, issued or reserved for future issuance.

The Board believes that the small amount of remaining available share capital does not provide us with sufficient flexibility for our future financial and capital requirements, or for our pursuit of other potential business opportunities. In order to take proper advantage of favorable market conditions or to pursue such other opportunities, our Board recommends that we increase the number of ordinary shares that we are authorized to issue by 45,000,000,000 from 5,000,000,000 ordinary shares to 50,000,000,000 ordinary shares. That increase would be effected via the adoption of an amendment to Article 5(a) of our Articles of Association, which sets forth the Company’s authorized share capital.

Adoption of such an amendment to our Articles of Association would not have any immediate dilutive effect on the proportionate voting power or other rights of our existing shareholders. Upon issuance, the additional authorized ordinary shares would have rights identical to the currently outstanding ordinary shares.

Although our Board does not consider it to be an antitakeover proposal, if the proposed amendment to our Articles of Association is adopted, that would enable the Board to issue additional ordinary shares in a manner used to discourage hostile takeover attempts of the Company. Among other things, the additional shares could be privately placed, thereby diluting the share ownership of persons seeking to obtain control of the Company, or the Board could (to the extent legally permitted under Israeli law) adopt a shareholders’ rights plan that would provide for the issuance of additional ordinary shares in the event of certain purchases not approved by the Board.

The following is the full text of the proposed amendment to Article 5(a) of our Articles of Association increasing our authorized share capital and the number of ordinary shares that we may issue, as adopted by our Board and recommended for adoption by our shareholders at the Meeting (proposed new text is underlined and text proposed to be deleted is struck-through):

“5(a) The authorized share capital of the Company shall consist of 50,000,000,000 Ordinary Shares without par value (the “Shares)”.

Except as set forth in Item 2 below, we do not currently have any plans, arrangements or understandings, written or oral, to issue any of the ordinary shares that would become available if the proposed amendment to Article 5(a) of our Articles of Association is adopted.

Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that an increase to the authorized share capital of the Company by 45,000,000,000, ordinary shares, with no par value each, such that the Company’s authorized share capital shall be 50,000,000,000 ordinary shares, with no par value each, to be implemented via the adoption of an amendment to Article 5(a) of the Company’s Articles of Association of the Company in the form set forth in the Company’s Notice of 2025 Annual General Meeting of Shareholders, be, and hereby is, approved in all respects.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 2

APPROVAL OF ALLOCATION OF EQUITY IN CONNECTION WITH THE
ACQUISITION OF TWINE SOLUTIONS LTD.

Background

On June 5, 2025, we announced that we had entered into a non-binding binding memorandum of understanding with Twine Solutions Ltd. (“Twine”), pursuant to which we will acquire the entire outstanding share capital of Twine on a fully diluted basis.

On September 21, 2025, we entered into a share purchase agreement (the “Purchase Agreement”) with some of the shareholders of Twine (the “Accepting Shareholders”). Pursuant to the Purchase Agreement and following execution of joinder agreements by the other shareholders of Twine (the “Remaining Shareholders”) themselves, or by Twine by virtue of a bring-along provision under Twine’s articles of association, we will acquire all of the issued and outstanding share capital of Twine on a fully diluted basis (the “Transaction”) in exchange for our issuance to certain shareholders of Twine (the “Receiving Shareholders”), by way of a private placement, of 633,860,000 ordinary shares (represented by 158,465 ADSs), currently representing immediately after such issuance, approximately 20.5% of our issued and outstanding share capital (the “ADS Allocation”), and (b) pre-funded milestone warrants exercisable upon the reaching of predefined milestones or if the holder of such warrants holds less than the Beneficial Ownership Limitation, as defined below (the “Pre-Funded Milestone Warrants,”) vesting into 581,420,000 ordinary shares (represented by 145,355 ADSs), all exercisable during a period of ten (10) years from the date of grant and together with the ADS Allocation, currently representing approximately 21.9% of our share capital on a fully-diluted basis immediately after such issuances. In the event the aforementioned milestones are achieved, certain Receiving Shareholders may hold more than 25% of the Company’s outstanding share capital.

The exercise of the Pre-Funded Milestone Warrants shall be subject to a beneficial ownership limitation (the “Beneficial Ownership Limitation”), whereby they may not be exercised, when aggregated with all other ADSs and Ordinary Shares then beneficially owned by the Receiving Shareholders to whom the Pre-Funded Milestone Warrants are issued, if it would result in the latter and their affiliates (as defined in the Pre-Funded Warrants agreement) having beneficial ownership of more than 24.99% of our voting power or the number of ordinary shares outstanding immediately after to the exercise. However, Pre-Funded Milestone Warrants may be exercised upon Twine achieving certain business milestones set forth in the Pre-Funded Milestone Warrants agreement, in which case the exercise of the Pre-Funded Milestone Warrants shall not be limited by the aforesaid ownership threshold.

Following the consummation of the Transaction, Twine will operate as our fully-owned subsidiary.

The Purchase Agreement contains customary representations and warranties, agreements and obligations and conditions to closing, all as are customary for transactions of this nature, including, without limitation, the approval of the Transaction by the Company’s shareholders, receipt of necessary government or third-party approvals, if required, and the appointment of two directors nominated by a majority of the Receiving Shareholders to our Board of Directors.

The Transaction contemplated herein is deemed to constitute a “Material Private Placement” within the scope of the definition of this term in Companies Law and consequently, the consummation thereof is subject to the affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Annual Meeting, pursuant to the provisions of Section 274 of the Companies Law.

Pursuant to Section 270(5) and Section 274 of the Companies Law, the approval of a general meeting is required in connection with the private placement of 20% or more of the voting rights of a public company when, among other criteria, a new shareholder participates and acquires 5% or more of the voting rights of the company or an existing 5% shareholder participates and increases its voting rights in the company as a result of the private placement. For purposes of Section 270(5) of the Companies Law, convertible securities like the Warrants are calculated on an as-exercised basis. If issued, the ADS Allocation together with the Warrants (considered on an as-exercised basis) could result in a Receiving Shareholder owning more than 20% of our issued and outstanding share capital, which is why shareholder approval is required for the Transaction.

Pursuant to Section 328 of the Companies Law, which restricts the circumstances under which a person may acquire 25% or more of the voting rights of a public company, a general meeting of shareholders may approve a private allocation, in consequence of which a person may become the owner of 25% or more of voting rights.

Proposed Resolutions

It is proposed that at the Annual Meeting the following resolutions be adopted:

“RESOLVED, subject to the approval of the increase to the Company’s authorized capital, to approve the issuance to the Receiving Shareholders of Twine of: (a) 633,860,000 ordinary shares (represented by 158,465 ADSs), and (b) additional Pre-Funded Milestone Warrants exercisable upon the reaching of predefined milestones or otherwise subject to the Beneficial Ownership Limitation, vesting into an aggregate of 581,420,000 ordinary shares (represented by 145,355 ADSs) and exercisable during a period of ten (10) years from the date of grant.”

“FURTHER RESOLVED, to approve, in accordance with Section 328(b)(1) of the Companies Law, that the exercise of the Pre-Funded Milestone Warrants may result in a Receiving Shareholder holding more than 25% of the Company’s outstanding share capital, without requiring any further approvals.”

“FURTHER RESOLVED, to approve the consummation of the Transaction by the Company and to authorize, empower and direct the Chief Executive Officer of the Company, or his designated representative, in the name and on behalf of the Company, to take or cause to be taken any and all such further actions and to prepare, execute, deliver and file, or cause to be prepared, executed, delivered and filed any documents and such other reports, schedules, statements, consents, documents, agreements, certificates, undertakings in the name of and on behalf of the Company as he shall in his judgment, determine to be necessary, proper or desirable to carry out fully the intent and purposes of the foregoing resolutions in order to consummate the Transaction.

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 3

RECONSTITUTION OF BOARD OF DIRECTORS AND ELECTION OF DIRECTORS

Background

We are presenting two (2) nominees for election as directors at the Annual Meeting, subject to the approval of the allocation of equity in connection with the acquisition of Twine, such election being one of the conditions for closing the Transaction. If elected, the nominees (i) will hold office until the annual general meeting of the shareholders to be convened in 2028, unless their office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law and (ii) will be entitled to receive the compensation paid to our directors.

The size of our Board of Directors is currently four (4) directors, all of whom qualify as independent directors under the corporate governance standards of the Nasdaq rules and the independence requirements of Rule 10A-3 promulgated under the Exchange Act.

In accordance with the Companies Law, the nominees have certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possess the necessary qualifications and have sufficient time to fulfill their duties as our directors, taking into account our size and any special needs.

In accordance with our Staggered Board, at each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election. Our Board approved the election of the nominees at the Annual Meeting as Class I directors for a term to expire at the 2028 annual general meeting of our shareholders, and until their successors have been duly elected and qualified, or until their office has been vacated in accordance with our Articles of Association or the Companies Law.

For details of the current director classification into classes, see “Executive Management” above. As section 39 of our Articles of Association requires that the three classes be as equal in number as practicable, it is proposed to reconstitute the Company’s Board of Directors, such that David Gerbi will be reclassified as a Class II director of the Company, Sari Singer will be reclassified as a Class III director of the Company, Snir Wiessman will be elected as a Class I director of the Company and Limor Ganot will be classified as a Class II director of the Company.

The nominees, their present principal occupations and brief biographies are set forth below. Such information is based upon information furnished to us by the nominees.

For details about compensation paid or payable to the nominees, if elected, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Individual Compensation of Office Holders” of our Annual Report on Form 20-F, filed on March 31, 2025.

Limor Ganot, Director-Candidate

With extensive experience at the intersection of technology, finance, and strategy, Limor has led acquisitions, IPOs, private placements, and turnaround strategies, shaping growth trajectories for both startups and mature companies. Since 2015, she has served as Managing Partner at Gefen Capital Investments, LP, a US-Israeli investment fund focused on high-potential Israeli startups, and she has served as a member of the management of the Israel Friends of the Weizmann Institute of Science since 2020. Ms. Ganot serves on a number of boards of directors, including Diners Club Israel since 2014 and Evoke PLC (LSE: EVOK), one of the world's leading gaming entertainment and solutions providers, since 2020. Between 2004 and 2014, Ms. Ganot held positions at Alon Blue Square Israel (NYSE:BSI), culminating in the role of Co-CEO, operating in various sectors, including energy, retail, communications, financial services and real estate. Ms. Ganot holds a B.Sc. degree in Accounting and Economics from Tel Aviv University, Israel, and is a certified public accountant.

Snir Wiessman, Director-Candidate

Snir Wiessman has served as the president and CEO of Israel Oil and Gas Fund, LP, since 2015, as Partner and Chief Technology Officer of Gefen Capital Investments, LP, since 2016, and as Managing Director and Investments Manager of D.B.W. Holdings (2005) Ltd. since 2007. Between 2007 and 2015, Mr. Wiessman served as Senior Manager of Business Development and Mergers & Acquisitions at Alon Israel Oil Company Ltd., where he led the company’s emerging markets team. He has served as Chairman of the Board of chemistry startup TripleW Ltd. since 2018. Mr. Wiessman holds a B.Sc. in Electrical Engineering with honors from Ben Gurion University of the Negev, and an MBA from the Tel Aviv University.

Directors

The following table and text set forth the name, age, proposed class and positions of each director to serve on our board of directors, assuming approval of the proposals set forth in Items 1 through 4:

Name	Age	Director Class	Position	Term Expiration
Eli Arad	52	Class I	Director	2026 Annual Meeting
Snir Wiessman	44	Class I	Director	2026 Annual Meeting
David Gerbi	46	Class II	Director	2027 Annual Meeting
Limor Ganot	52	Class II	Director	2027 Annual Meeting
Sari Singer	45	Class III	Director	2028 Annual Meeting
Yaron Kaiser	47	Class III	Chairman of the Board of Directors	2028 Annual Meeting

The Proposed Resolutions

It is proposed that the following resolutions be adopted at the Annual Meeting, subject to the closing of our acquisition of Twine:

“RESOLVED, to reconstitute the Company’s Board of Directors, such that David Gerbi will be reclassified as a Class II director of the Company and Sari Singer will be reclassified as a Class III director of the Company;

“FURTHER RESOLVED, that Snir Wiessman will be elected as a Class I director of the Company until the close of the Company’s annual general meeting of shareholders in 2026, and until his successor is duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law; and

FURTHER RESOLVED, that Limor Ganot will be elected as a Class II director of the Company until the close of the Company’s annual general meeting of shareholders in 2027, and until her successor is duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

Our Board of Directors recommends a vote FOR the foregoing proposed resolutions.

ITEM 4

RE-ELECTION OF CLASS III DIRECTOR

Background

In accordance with our Staggered Board, at each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

Independent and irrespective of other proposals being presented herein, we are presenting one (1) nominee for election as director at the Annual Meeting who is a current member of our Board of Directors. If re-elected, the nominee (i) will hold office until the annual general meeting of the shareholders to be convened in 2028, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law and (ii) will be entitled to receive the compensation paid to the chairman of our board of directors. For the avoidance of any doubt, this Proposal 4, if approved by the shareholders at the Annual Meeting, will be effective irrespective of whether the Twine acquisition closes and, accordingly, irrespective of whether Proposal 3 is approved and implemented.

The size of our Board of Directors is currently four (4) directors, of whom Eli Arad, David Gerbi and Sari Singer qualify as independent directors under the corporate governance standards of the Nasdaq rules and the independence requirements of Rule 10A-3 promulgated under the Exchange Act.

In accordance with the Companies Law, the nominee has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and special needs of the Company.

During 2024, the nominee participated in approximately 83% of the meetings or other actions of our Board at which he did not have a personal interest in matters on the agenda.

Our Board approved the re-election of the nominee at the Annual Meeting as a Class III director for a term to expire at the 2028 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office has been vacated in accordance with our Articles of Association or the Companies Law.

The nominee, his present principal occupation, the year in which he first became a director of the Company and a brief biography are set forth below. For details about beneficial ownership of our Shares held by the nominee, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.” Such information is based upon the records of the Company and information furnished to it by the nominee.

For details about compensation paid or payable to the nominee, if elected, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Individual Compensation of Office Holders” of our Annual Report on Form 20-F, filed on March 31, 2025.

Name	Age	Director Since	Position
Yaron Kaiser	47	2022	Chairman of the Board of Directors

Yaron Kaiser, Chairman of the Board of Directors

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and has served as Chairperson of QDSOL Ltd., which he co-founded, since 2021, and as CEO of Golden Energy Power Ltd. (TASE:GLDE-IL) since September 2024. He previously served as Chairperson of Wilk Technologies Ltd. between January 2021 and December 2023. Mr. Kaiser is a founding partner of the BlueSoundWaves collective since 2021, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, the Israel Securities Authority and corporate governance, most recently at JST & Co., Law Office, between 2010 and May 2021, and since then as a founding partner of Kaufman Kaiser, Law Firm. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

The Proposed Resolutions

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that Mr. Yaron Kaiser be reelected, effective immediately, to serve as a Class III member of the Board of the Company until the close of the Company’s annual general meeting of shareholders in 2028, and until his successor is duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

Our Board of Directors recommends a vote FOR the director nominee.

ITEM 5

APPROVAL OF GRANT OF RESTRICTED SHARE UNITS TO THE CHAIRMAN OF THE BOARD

On September 16, 2025, our Compensation Committee and Board of Directors approved a grant to the Chairman of the Board of Restricted Share Units (“RSUs”) settled by 129,940,000 of our ordinary shares, represented by 32,485 ADSs, vesting over three years (1/12 of the total at the end of each quarter, commencing with the third quarter of 2025) or fully vested upon the completion of our acquisition of Twine Solutions, with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961. Pursuant to the Companies Law, the allocation requires the approval of a general meeting of our shareholders.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate the Chairman for his service and contribution to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable, taking into consideration, among other things, the need to attract highly-qualified directors and the compensation paid by similar companies. Our Compensation Committee and Board believe that by approving the proposed allocation to the Chairman, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as directors. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed compensation is in the best interests of the Company.

Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, subject to the approval of the increase to our authorized capital, to approve that Mr. Yaron Kaiser shall receive an equity grant of RSUs vesting into 129,940,000 ordinary shares, represented by 32,485 ADSs, vesting over a period of three years (1/12 of the total at the end of each quarter, commencing with the third quarter of 2025) or fully vested upon the completion of the Company’s acquisition of Twine Solutions, with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 6

APPROVAL OF GRANT OF RESTRICTED SHARE UNITS TO DIRECTORS AND DIRECTOR-CANDIDATES

On September 16, 2025, our Compensation Committee and Board of Directors approved a grant to directors and candidates for the position of director (upon and subject to their appointment) of Restricted Share Units (“RSUs”) settled by 31,824,000 of our ordinary shares, represented by 7,956 ADSs for each of the directors other than the Chairman (Mr. Eli Arad, Mr. David Gerbi and Ms. Sari Singer) and candidates for the position of director (Ms. Limor Ganot and Mr. Snir Wiessman), vesting over three years (1/12 of the total at the end of each quarter, commencing with the third quarter of 2025) or fully vested upon the completion of our acquisition of Twine Solutions, with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961. Pursuant to the Companies Law, the allocation requires the approval of a general meeting of our shareholders.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate our directors for their services and contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable, taking into consideration, among other things, the need to attract highly-qualified directors and the compensation paid by similar companies. Our Compensation Committee and Board believe that by approving the proposed allocation to our directors, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as directors. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed compensation is in the best interests of the Company.

Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, subject to the approval of the increase to our authorized capital, to approve that Mr. Eli Arad, Mr. David Gerbi, Ms. Sari Singer, Ms. Limor Ganot (upon her appointment as director) and Mr. Snir Wiessman (upon his appointment as director), shall each receive an equity grant of RSUs vesting into 31,824,000 ordinary shares, represented by 7,956 ADSs, all vesting over a period of three years (1/12 of the total at the end of each quarter, commencing with the third quarter of 2025) or fully vested upon the completion of the Company’s acquisition of Twine Solutions, with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 7

APPROVAL OF GRANT OF RESTRICTED SHARE UNITS TO THE CHIEF EXECUTIVE OFFICER

On September 16, 2025, our Compensation Committee and Board of Directors approved a grant to Mr. Arik Kaufman of Restricted Share Units settled by 185,632,000 of our ordinary shares (the “RSUs”), represented by 46,408 ADSs, vesting over three years (1/12 of the total at the end of each quarter, commencing with the third quarter of 2025) or fully vested upon the completion of our acquisition of Twine Solutions, with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961. Pursuant to the Companies Law, the allocation requires the approval of a general meeting of our shareholders.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate Mr. Kaufman for his services and his contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable, taking into consideration, among other things, the need to attract highly-qualified executives and the compensation paid by similar companies. Our Compensation Committee and Board believe that by approving the proposed allocation to our Chief Executive Officer, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as executives. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed compensation is in the best interests of the Company.

Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, subject to the approval of the increase to our authorized capital, to approve that Mr. Arik Kaufman shall receive an equity grant of RSUs vesting into 185,632,000 ordinary shares, represented by 46,408 ADSs, vesting over a period of three years (1/12 of the total at the end of each quarter, commencing with the third quarter of 2025) or fully vested upon the completion of the Company’s acquisition of Twine Solutions, with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 8

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Background

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, or KPMG, have served as our auditors since 2019.

At the Annual Meeting, our shareholders will be asked to approve the re-appointment of KPMG as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors.

KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit-related services. Our Audit Committee and Board of Directors believe that the independence of KPMG is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors. At the Annual Meeting, our shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in the years indicated.

	Year Ended December 31, (Amounts in thousands)
	2024	2023
Audit fees(1)	$214	$329
Tax fees(2)	29	24
Total	$247	$353

(1)

Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the reappointment of KPMG as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

PRESENTATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Annual Meeting, our audited consolidated financial statements for the fiscal year ended December 31, 2024 and related auditor’s report will be presented for discussion, as required by the Companies Law.

The consolidated financial statements and related auditor’s report as well as our Annual Report may be obtained without charge from the SEC’s website at www.sec.gov or our website at www.steakholderfoods.com, or by directing a request to our corporate secretary. None of the consolidated financial statements, the related auditor’s report, our Annual Report and the contents of our website forms part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board currently knows of no other business to be transacted at the Annual Meeting, other than as set forth in the Notice of Annual General Meeting of Shareholders; but, if any other matter is properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Yaron Kaiser
Chairman of the Board

Date: September 22, 2025